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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TRIBUNE COMPANY
(Name of Subject Company (Issuer))

TRIBUNE COMPANY
(Issuer)

Common Stock, Par Value $0.01 Per Share
(including the associated Preferred Share Purchase Rights)
(Title of Class of Securities)

896047 10 7
(CUSIP Number of Class of Securities)

Crane H. Kenney
Senior Vice President,
General Counsel and Secretary
Tribune Company
435 North Michigan Avenue
Chicago, Illinois 60611
(312) 222-9100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

With a copy to:

Edward D. Ricchiuto
Sidley Austin LLP
787 Seventh Ave
New York, New York 10019
(212) 839-5859
Fax (212) 839-5599

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,722,500,000.00	$184,308.00
*
Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 53,000,000 shares of common stock at the maximum tender offer price of $32.50 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $107 per million of the value of the transaction.

        / /    Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

        / /    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transaction to which the statement relates:

        / /    third party tender offer subject to Rule 14d-1.

        /x/    issuer tender offer subject to Rule 13e-4.

        / /    going private transaction subject to Rule 13e-3.

        / /    amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    / /

INTRODUCTION

        This Tender Offer Statement on Schedule TO relates to the offer by Tribune Company, a Delaware corporation (the "Company"), to purchase up to 53 million shares of its common stock, par value $0.01 per share, including the associated preferred share purchase rights (the "rights") issued under the Rights Agreement, dated as of December 12, 1997, between the Company and Computershare Trust Company, N.A. (as successor to First Chicago Trust Company of New York), as Rights Agent, at a price not greater than $32.50 nor less than $28.00 per share, net to the seller in cash, less any applicable witholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 30, 2006 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1. Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)   The name of the issuer is Tribune Company, a Delaware Corporation, and the address of its principal executive office is 435 North Michigan Avenue, Chicago, Illinois 60611. The telephone number of its principal executive office is (312) 222-9100.

        (b)   The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase under Section 8 ("Price Range of the Shares") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        (a)   The Company is the filing person. The Company's address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 12 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 4. Terms of the Transaction.

        (a)   The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

  •
  "Summary Term Sheet";

  •
  "Introduction";

  •
  Section 1 ("Terms of the Tender Offer");

  •
  Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans");

  •
  Section 3 ("Procedures for Tendering Shares");

  •
  Section 4 ("Withdrawal Rights");

  •
  Section 5 ("Purchase of Shares and Payment of Purchase Price");

  •
  Section 6 ("Conditional Tender of Shares");

  •
  Section 7 ("Conditions of the Tender Offer");

  •
  Section 9 ("Source and Amount of Funds");

  •
  Section 10 ("Certain Financial Information");

  •
  Section 11 ("Information About Tribune Company");

  •
  Section 12 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares");

  •
  Section 15 ("United States Federal Income Tax Consequences"); and

  •
  Section 16 ("Extension of the Tender Offer; Termination; Amendment").

        (b)   The information in the "Introduction" to the Offer to Purchase and in Section 12 of the Offer to Purchase ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (e)   The information set forth in the Offer to Purchase under Section 12 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (a),  (b) and (c)(1)-(10) The information set forth in the Offer to Purchase under Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

        (a)   The information set forth in the Offer to Purchase under Section 9 ("Source and Amount of Funds") is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase under Section 7 ("Conditions of the Tender Offer") is incorporated herein by reference.

        (d)   The information set forth in the Offer to Purchase under Section 9 ("Source and Amount of Funds") is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

        (a)   and (b) The information set forth in the Offer to Purchase under Section 12 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth in the Offer to Purchase under Section 17 ("Fees and Expenses") is incorporated herein by reference.

Item 10. Financial Statements.

        The information set forth in the Offer to Purchase under Section 10 ("Certain Financial Information") is incorporated herein by reference.

Item 11. Additional Information.

        (a)   The information set forth in the Offer to Purchase under Section 12 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"), Section 10 ("Certain Financial Information"), Section 11 ("Information about Tribune Company"), Section 13 ("Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act") and Section 14 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

        (b)   The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)*	Offer to Purchase, dated May 30, 2006.
(a)(1)(B)*	Letter of Transmittal including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 30, 2006.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 30, 2006.
(a)(1)(F)	Press Release, dated May 30, 2006, incorporated by reference from Exhibit 99.1 to our Current Report on Form 8-K, dated May 30, 2006.
(a)(1)(G)*	Form of Summary Advertisement, dated May 30, 2006.
(a)(1)(H)*	Form of Letter From Tribune Company to Participants in the Tribune Company Employee Stock Purchase Plan, dated May 30, 2006.
(a)(1)(I)*	Form of Letter From Tribune Company to Participants in its Retirement Plans, dated May 30, 2006.
(a)(1)(J)*	Transcript of Conference Call on May 30, 2006.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(b)*	Credit Facilities Commitment Letter between Tribune Company, Merrill Lynch Capital Corporation and Citigroup Global Markets Inc., dated May 26, 2006.
(d)(1)*	Stock Purchase Agreement between Tribune Company and Robert R. McCormick Tribune Foundation, dated May 26, 2006.
(d)(2)*	Stock Purchase Agreement between Tribune Company and the Cantigny Foundation, dated May 26, 2006.
(d)(3)	Rights Agreement between Tribune Company and First Chicago Trust Company of New York, as Rights Agent, dated as of December 12, 1997, incorporated by reference from Exhibit 4.1 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 1 to Current Report on Form 8-K, dated December 12, 1997.
(d)(4)	Amendment No. 1, dated as of June 12, 2000, to the Rights Agreement between Tribune Company and First Chicago Trust Company of New York, as Rights Agent, incorporated by reference from Exhibit 4.1a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 4.1 to Current Report on Form 8-K, dated June 12, 2000.

(d)(5)	Tribune Company Supplemental Retirement Plan, as amended and restated January 1, 1989, incorporated by reference from Exhibit 10.1 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.6 to Annual Report on Form 10-K as filed March 23, 1989.
(d)(6)	First Amendment to Tribune Company Supplemental Retirement Plan, effective January 1, 1994, incorporated by reference from Exhibit 10.1a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.4b to Annual Report on Form 10-K as filed March 23, 1994.
(d)(7)	Second Amendment to Tribune Company Supplemental Retirement Plan, effective October 24, 2000, incorporated by reference from Exhibit 10.1b of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.2b to Annual Report on Form 10-K as filed March 27, 2001.
(d)(8)	Tribune Company Directors' Deferred Compensation Plan, as amended and restated effective as of January 1, 2005, incorporated by reference from Exhibit 10.2 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.2 to Current Report on Form 8-K dated December 22, 2005.
(d)(9)	The Times Mirror Company Deferred Compensation Plan for Non-Employee Directors, incorporated by reference from Exhibit 10.3 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.7 to The Times Mirror Company's Annual Report on Form 10-K as filed March 29, 1995.
(d)(10)	Tribune Company Bonus Deferral Plan, as amended and restated as of January 1, 2005, incorporated by reference from Exhibit 10.4 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.3 to Current Report on Form 8-K dated December 22, 2005.
(d)(11)	Tribune Company 1992 Long-Term Incentive Plan, effective as of April 29, 1992, as amended April 19, 1994, incorporated by reference from Exhibit 10.5 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.11 to Annual Report on Form 10-K as filed March 22, 1995.
(d)(12)	First Amendment to Tribune Company 1992 Long-Term Incentive Plan, effective October 24, 2000, incorporated by reference from Exhibit 10.5a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.6a to Annual Report on Form 10-K as filed March 27, 2001.
(d)(13)	Tribune Company Executive Financial Counseling Plan, effective October 19, 1988, as amended January 1, 1994, incorporated by reference from Exhibit 10.6 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.13 to Annual Report on Form 10-K as filed March 23, 1994.
(d)(14)	Tribune Company Transitional Compensation Plan for Executive Employees, amended and restated effective as of January 1, 2005, incorporated by reference from Exhibit 10.7 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K dated December 22, 2005.

(d)(15)	Tribune Company Supplemental Defined Contribution Plan, as amended and effective as of January 1, 2004, incorporated by reference from Exhibit 10.8 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.8 to Annual Report on Form 10-K as filed March 4, 2005.
(d)(16)	Tribune Company Employee Stock Purchase Plan, as amended and restated July 27, 1999, incorporated by reference from Exhibit 10.9 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.10 to Annual Report on Form 10-K as filed March 16, 2000.
(d)(17)	First Amendment to Tribune Company Employee Stock Purchase Plan, as amended and restated July 27, 1999, incorporated by reference from Exhibit 10.9a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.10a to Quarterly Report on Form 10-Q for the quarter ended September 24, 2000.
(d)(18)	Second Amendment to Tribune Company Employee Stock Purchase Plan, effective as of May 7, 2002, incorporated by reference from Exhibit 10.9b of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.8b to Annual Report on Form 10-K as filed March 12, 2003.
(d)(19)	Tribune Company 1995 Nonemployee Director Stock Option Plan, as amended and restated effective December 9, 2003, incorporated by reference from Exhibit 10.10 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.9 to Annual Report on Form 10-K as filed February 27, 2004.
(d)(20)	Tribune Company 1996 Nonemployee Director Stock Compensation Plan, as amended and restated effective January 1, 2005, incorporated by reference from Exhibit 10.11 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.4 to Current Report of Form 8-K dated December 22, 2005.
(d)(21)	Tribune Company Incentive Compensation Plan, as amended and restated effective May 12, 2004, incorporated by reference from Exhibit 10.12 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended June 27, 2004.
(d)(22)	Form of Notice of Grant and Stock Option Term Sheet, incorporated by reference from Exhibit 10.12a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K dated February 11, 2005.
(d)(23)	Form of Restricted Stock Unit Award Notice, incorporated by reference from Exhibit 10.12b of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K dated February 21, 2006.
(d)(24)	The Times Mirror Company 1997 Directors Stock Option Plan, incorporated by reference from Exhibit 10.13 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.15 to The Times Mirror Company's Annual Report on Form 10-K as filed March 18, 1997.

(d)(25)	Limited Liability Company Agreement of TMCT, LLC, dated August 8, 1997, incorporated by reference from Exhibit 10.14 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to The Times Mirror Company's Current Report on Form 8-K, dated August 8, 1997.
(d)(26)	Lease Agreement between TMCT, LLC and Times Mirror, dated August 8, 1997, incorporated by reference from Exhibit 10.15 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.4 to The Times Mirror Company's Current Report on Form 8-K, dated August 8, 1997.
(d)(27)	Amended and Restated Limited Liability Company Agreement of TMCT II, LLC, dated September 3, 1999, incorporated by reference from Exhibit 10.16 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to The Times Mirror Company's Current Report on Form 8-K, dated September 3, 1999.
(d)(28)	First Amendment to Amended and Restated Limited Liability Agreement of TMCT II, LLC, dated as of August 14, 2000, incorporated by reference from Exhibit 10.16a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.17a to Annual Report on Form 10-K as filed March 27, 2001.
(d)(29)	Second Amendment to Amended and Restated Limited Liability Agreement of TMCT II, LLC, dated as of August 1, 2002, incorporated by reference from Exhibit 10.16a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.14b to Annual Report on Form 10-K, as filed March 12, 2003.
(g)	Not Applicable.
(h)	Not Applicable.

*
Filed herewith.

Item 13. Information Required by Schedule 13E-3.

        Not Applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2006	TRIBUNE COMPANY
	By:	/s/ CRANE H. KENNEY Name: Crane H. Kenney Title: Senior Vice President, General Counsel and Secretary

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated May 30, 2006.
(a)(1)(B)*	Letter of Transmittal including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 30, 2006.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 30, 2006.
(a)(1)(F)	Press Release, dated May 30, 2006, incorporated by reference from Exhibit 99.1 to our Current Report on Form 8-K, dated May 30, 2006.
(a)(1)(G)*	Form of Summary Advertisement, dated May 30, 2006.
(a)(1)(H)*	Form of Letter From Tribune Company to Participants in the Tribune Company Employee Stock Purchase Plan, dated May 30, 2006.
(a)(1)(I)*	Form of Letter From Tribune Company to Participants in its Retirement Plans, dated May 30, 2006.
(a)(1)(J)*	Transcript of Conference Call on May 30, 2006.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(b)*	Credit Facilities Commitment Letter between Tribune Company, Merrill Lynch Capital Corporation and Citigroup Global Markets Inc., dated May 26, 2006.
(d)(1)*	Stock Purchase Agreement between Tribune Company and Robert R. McCormick Tribune Foundation, dated May 26, 2006.
(d)(2)*	Stock Purchase Agreement between Tribune Company and the Cantigny Foundation, dated May 26, 2006.
(d)(3)	Rights Agreement between Tribune Company and First Chicago Trust Company of New York, as Rights Agent, dated as of December 12, 1997, incorporated by reference from Exhibit 4.1 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 1 to Current Report on Form 8-K, dated December 12, 1997.
(d)(4)	Amendment No. 1, dated as of June 12, 2000, to the Rights Agreement between Tribune Company and First Chicago Trust Company of New York, as Rights Agent, incorporated by reference from Exhibit 4.1a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 4.1 to Current Report on Form 8-K, dated June 12, 2000.
(d)(5)	Tribune Company Supplemental Retirement Plan, as amended and restated January 1, 1989, incorporated by reference from Exhibit 10.1 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.6 to Annual Report on Form 10-K as filed March 23, 1989.
(d)(6)	First Amendment to Tribune Company Supplemental Retirement Plan, effective January 1, 1994, incorporated by reference from Exhibit 10.1a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.4b to Annual Report on Form 10-K as filed March 23, 1994.

(d)(7)	Second Amendment to Tribune Company Supplemental Retirement Plan, effective October 24, 2000, incorporated by reference from Exhibit 10.1b of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.2b to Annual Report on Form 10-K as filed March 27, 2001.
(d)(8)	Tribune Company Directors' Deferred Compensation Plan, as amended and restated effective as of January 1, 2005, incorporated by reference from Exhibit 10.2 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.2 to Current Report on Form 8-K dated December 22, 2005.
(d)(9)	The Times Mirror Company Deferred Compensation Plan for Non-Employee Directors, incorporated by reference from Exhibit 10.3 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.7 to The Times Mirror Company's Annual Report on Form 10-K as filed March 29, 1995.
(d)(10)	Tribune Company Bonus Deferral Plan, as amended and restated as of January 1, 2005, incorporated by reference from Exhibit 10.4 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.3 to Current Report on Form 8-K dated December 22, 2005.
(d)(11)	Tribune Company 1992 Long-Term Incentive Plan, effective as of April 29, 1992, as amended April 19, 1994, incorporated by reference from Exhibit 10.5 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.11 to Annual Report on Form 10-K as filed March 22, 1995.
(d)(12)	First Amendment to Tribune Company 1992 Long-Term Incentive Plan, effective October 24, 2000, incorporated by reference from Exhibit 10.5a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.6a to Annual Report on Form 10-K as filed March 27, 2001.
(d)(13)	Tribune Company Executive Financial Counseling Plan, effective October 19, 1988, as amended January 1, 1994, incorporated by reference from Exhibit 10.6 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.13 to Annual Report on Form 10-K as filed March 23, 1994.
(d)(14)	Tribune Company Transitional Compensation Plan for Executive Employees, amended and restated effective as of January 1, 2005, incorporated by reference from Exhibit 10.7 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K dated December 22, 2005.
(d)(15)	Tribune Company Supplemental Defined Contribution Plan, as amended and effective as of January 1, 2004, incorporated by reference from Exhibit 10.8 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.8 to Annual Report on Form 10-K as filed March 4, 2005.
(d)(16)	Tribune Company Employee Stock Purchase Plan, as amended and restated July 27, 1999, incorporated by reference from Exhibit 10.9 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.10 to Annual Report on Form 10-K as filed March 16, 2000.

(d)(17)	First Amendment to Tribune Company Employee Stock Purchase Plan, as amended and restated July 27, 1999, incorporated by reference from Exhibit 10.9a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.10a to Quarterly Report on Form 10-Q for the quarter ended September 24, 2000.
(d)(18)	Second Amendment to Tribune Company Employee Stock Purchase Plan, effective as of May 7, 2002, incorporated by reference from Exhibit 10.9b of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.8b to Annual Report on Form 10-K as filed March 12, 2003.
(d)(19)	Tribune Company 1995 Nonemployee Director Stock Option Plan, as amended and restated effective December 9, 2003, incorporated by reference from Exhibit 10.10 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.9 to Annual Report on Form 10-K as filed February 27, 2004.
(d)(20)	Tribune Company 1996 Nonemployee Director Stock Compensation Plan, as amended and restated effective January 1, 2005, incorporated by reference from Exhibit 10.11 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.4 to Current Report of Form 8-K dated December 22, 2005.
(d)(21)	Tribune Company Incentive Compensation Plan, as amended and restated effective May 12, 2004, incorporated by reference from Exhibit 10.12 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended June 27, 2004.
(d)(22)	Form of Notice of Grant and Stock Option Term Sheet, incorporated by reference from Exhibit 10.12a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K dated February 11, 2005.
(d)(23)	Form of Restricted Stock Unit Award Notice, incorporated by reference from Exhibit 10.12b of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K dated February 21, 2006.
(d)(24)	The Times Mirror Company 1997 Directors Stock Option Plan, incorporated by reference from Exhibit 10.13 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.15 to The Times Mirror Company's Annual Report on Form 10-K as filed March 18, 1997.
(d)(25)	Limited Liability Company Agreement of TMCT, LLC, dated August 8, 1997, incorporated by reference from Exhibit 10.14 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to The Times Mirror Company's Current Report on Form 8-K, dated August 8, 1997.
(d)(26)	Lease Agreement between TMCT, LLC and Times Mirror, dated August 8, 1997, incorporated by reference from Exhibit 10.15 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.4 to The Times Mirror Company's Current Report on Form 8-K, dated August 8, 1997.

(d)(27)	Amended and Restated Limited Liability Company Agreement of TMCT II, LLC, dated September 3, 1999, incorporated by reference from Exhibit 10.16 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to The Times Mirror Company's Current Report on Form 8-K, dated September 3, 1999.
(d)(28)	First Amendment to Amended and Restated Limited Liability Agreement of TMCT II, LLC, dated as of August 14, 2000, incorporated by reference from Exhibit 10.16a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.17a to Annual Report on Form 10-K as filed March 27, 2001.
(d)(29)	Second Amendment to Amended and Restated Limited Liability Agreement of TMCT II, LLC, dated as of August 1, 2002, incorporated by reference from Exhibit 10.16a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.14b to Annual Report on Form 10-K, as filed March 12, 2003.
(g)	Not Applicable.
(h)	Not Applicable.

*
Filed herewith.

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